UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

THE REALREAL, INC.
 (Name of Issuer)

Common Stock, par value $0.00001 per share
 (Title of Class of Securities)

88339P101
 (CUSIP Number)

December 31, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP No. 88339P101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Julie Wainwright

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,235,702 (1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
6,235,702 (1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,235,702 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 1,954,292 Shares (as defined) that Ms. Wainwright has the right to acquire within 60 days upon exercise of Options (as defined herein).

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

The RealReal, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55 Francisco Street, Suite 600, San Francisco, CA 94133

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of Julie Wainwright (“Ms. Wainwright”) and relates to Shares (as defined herein) held directly by Ms. Wainwright and Shares obtainable upon exercise of options (“Options”) held by Ms. Wainwright.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Ms. Wainwright is 55 Francisco Street, Suite 600, San Francisco, CA 94133.

Item 2(c).	Citizenship:

Ms. Wainwright is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Shares”)

Item 2(e).	CUSIP Number:

88339P101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 4 of 6 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2019, Ms. Wainwright may be deemed the beneficial owner of 6,235,702 Shares. This amount consists of: (i) 4,281,410 Shares; and (ii) 1,954,292 Shares Ms. Wainwright has the right to acquire within 60 days upon exercise of Options held by Ms. Wainwright.

Item 4(b)	Percent of Class:

As of December 31, 2019, Ms. Wainwright may be deemed the beneficial owner of approximately 7.1% of Shares outstanding. (This percentage is based on (i) 85,872,320 Shares outstanding as of December 31, 2019, as reported by the Issuer and (ii) 1,954,292 Shares issuable upon exercise of Options held by Ms. Wainwright, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.)

Item 4(c)	Number of Shares as to which such person has:

Ms. Wainwright (i) Sole power to vote or direct the vote:	6,235,702
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	6,235,702
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Julie Wainwright

By:	/s/ Julie Wainwright

February 14, 2020